May 2, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Komul Chaudhry and Arthur Sandel

Re:	Ally Auto Assets LLC

Registration Statement on Form SF-3

Filed March 24, 2025

File No. 333-286053

Dear Ladies and Gentlemen:

This letter is provided on behalf of Ally Auto Assets LLC (the “Depositor”) in response to the letter dated April 17, 2025 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission in connection with the above-referenced submission and the filing of Amendment No. 1 to Form SF-3 Registration Statement with respect thereto.

The Depositor’s responses to the Staff’s comments are set forth below. The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Depositor’s responses. The numbers correspond to the numbered paragraphs in the Comment Letter. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor.

Registration Statement on Form SF-3

General

1.

Please confirm that the depositor and any issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Response: Confirmed that the depositor and each issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

Form of Prospectus

The Notes

The Indenture, page 86

2.

We note your disclosure on page 90 about the limitation on the rights of noteholders to institute proceedings with respect to the indenture, including the numerous conditions required, such as offering to indemnify the indenture trustee. Please clarify if noteholders have the same limitations if they were to institute proceedings against the indenture trustee for not meeting its responsibilities set forth in the Indenture.

Response: Proceedings by noteholders against the indenture trustee for breach of its responsibilities under the indenture are not covered by this section. The limitations described in this section relate solely to proceedings to be taken against the issuing entity or the collateral following an event of default and acceleration of the notes. We revised the lead-in to this section to indicate that these limitations relate only to proceedings for such remedies following an event of default.

Plan of Distribution, page 148

3.

We note your disclosure on page 149 that the underwriters may execute short sales in the offered notes (either in the form of “covered” short sales or “naked” short sales) or may engage in other similar transactions. Please explain how this disclosure is consistent with Securities Act Rule 192 or revise this disclosure to qualify it as subject to applicable law, including Rule 192.

Response: We have revised the disclosure on page 149, under “Plan of Distribution” to remove the ability for the underwriters to execute short sales in the Notes and provide that the underwriters will engage in customary market making activities in accordance with the Exchange Act and applicable law.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact my counsel, Amanda Baker of Mayer Brown LLP, at (212) 506-2544.

Sincerely,

/s/ Elliot Kahan
Elliot Kahan President, Ally Auto Assets LLC

cc:	Richard V. Kent, Ally Auto Assets LLC
Amanda	Baker, Mayer Brown LLP